Exhibit 12

                          Fleming Companies, Inc.
            Computation of Ratio of Earnings to Fixed Charges
                                                   40 Weeks Ended
                                               October 5,    October 7,
(In thousands of dollars)                        1996          1995
-------------------------                      ----------    ----------
Earnings:
  Pretax income                                $ 33,464      $ 77,612
  Fixed charges, net                            159,185       164,536
                                               --------      --------

           Total earnings                      $192,649      $242,148
                                               ========      ========
Fixed charges:
  Interest expense                             $125,045      $135,046
  Portion of rental charges
     deemed to be interest                       33,861        29,239
  Capitalized interest                              103           664
                                               --------      --------

           Total fixed charges                 $159,009      $164,949
                                               ========      ========
Ratio of earnings
   to fixed charges                                1.21          1.47
                                               ========      ========

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.